TSX: NGD NYSE American: NGD

NEW GOLD COMPLETES US$173 MILLION BOUGHT DEAL FINANCING

(All dollar figures are in US dollars unless otherwise indicated)

May 17, 2024 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to announce the closing of its "bought deal" equity financing of 100,395,000 common shares, including 13,095,000 common shares issued upon the full exercise of the underwriters' over-allotment option. At a price of $1.72 per common share, the Company raised aggregate gross proceeds of $172,679,400 pursuant to the offering. The offering, announced on May 13, 2024, was conducted by a syndicate of underwriters led by CIBC Capital Markets and that included BMO Capital Markets, RBC Capital Markets, Scotiabank, National Bank Financial Markets, TD Securities, BofA Securities, Canaccord Genuity, Laurentian Bank Securities and Raymond James.

The Company intends to use the net proceeds of the offering to fund a portion of the cash payment to complete the previously announced agreement relating to its strategic partnership with Ontario Teachers' Pension Plan Board at the New Afton mine, whereby New Gold will increase its effective free cash flow interest in New Afton to 80.1%.

About New Gold
New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility.

For further information, please contact:

Ankit Shah	**Brandon Throop**
Executive Vice President, Strategy & Business Development	Director, Investor Relations
Direct: +1 (416) 324-6027	Direct: +1 (647) 264-5027
Email: ankit.shah@newgold.com	Email: brandon.throop@newgold.com

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's ability to successfully complete the New Afton transaction (the "**Transaction**") and the timing thereof, including receipt of all required regulatory approvals; the proposed benefits of the Transaction to the Company's business, strategic objectives, financial condition, cash flows and results of operations and to its shareholders being attained, including with respect to increased free cash flow; and the intended use of net proceeds from the offering.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on the System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca and on the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation, the "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.